                                                                       EXHIBIT A

                             TRAK AUTO CORPORATION
                                3300 75TH AVENUE
                            LANDOVER, MARYLAND 20785

                    ---------------------------------------

                             INFORMATION STATEMENT
                    ---------------------------------------

                        PURSUANT TO SECTION 14(F) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or around June 2, 1998 to the holders of record of outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Trak Auto Corporation, a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Richfood Holdings, Inc., a Virginia corporation ("Richfood"), to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On April 9, 1998, Dart Group Corporation ("Dart"), which owned approximately 67% of the outstanding Shares of the Company, Richfood and DGC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Richfood ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Richfood caused Merger Sub to commence a tender offer (the "Offer") for all of the outstanding common stock, par value $1.00 per share, of Dart (the "Dart Common Stock") at a price of $160.00 per Share, net to the seller in cash, and (ii) Merger Sub merged with and into Dart with Dart as the surviving corporation (the "Merger"). As a result of the Offer and the Merger, Dart became a wholly owned subsidiary of Richfood and, consequently, Richfood became the beneficial owner of approximately 67% of the Shares of the Company.

     As the majority shareholder of the Company, Richfood has determined to designate such number of directors so that affiliates of Richfood would constitute a majority of directors, with the Company's current board members remaining on the Company Board. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Richfood has been furnished to the Company by Richfood and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

     The Shares are the only class of outstanding voting securities. Each Share is entitled to one vote. As of May 20, 1998, there were 5,909,179 Shares outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE RICHFOOD DESIGNEES

     Pursuant to the Offer and the Merger, Richfood, through its ownership of the Dart Common Stock, obtained control of the Company. Approximately 96% of the outstanding Dart Common Stock was accepted for payment by Richfood at the closing of the Tender Offer on May 13, 1998 at a purchase price of $160 per share, net to the seller in cash. The remaining shares were purchased for the same consideration in a parent-subsidiary merger which was effective on May 18, 1998 (the "Effective Time"). Because Dart owns approximately 67% of the Shares of the Company, Richfood's purchase of all of the Dart Common Stock resulted in the transfer of ultimate ownership of Dart's controlling interest in the Company to Richfood. The aggregate purchase price of the Dart Common Stock acquired pursuant to the Offer and the Merger was $201,116,325, which was funded from borrowings under credit facilities provided by First Union National Bank ("First Union"), as lender and administrative agent for a syndicate of banks, in an aggregate of $450 million, $250 million of which is a five-year revolving credit facility and $200 million of which is an eighteen month term loan. Borrowings under the facilities bear interest at a variable rate per annum, which is initially equal to LIBOR plus 1%. The representations, warranties and covenants set forth in the credit facilities are substantially similar to those set forth in Richfood's previously existing credit facilities with First Union, as lender and administrative agent for a syndicate of banks. The new credit facilities contain provisions requiring early repayment of the term loan with the net proceeds of new offerings of equity securities or senior debt by Richfood and with the net proceeds of any sale of Richfood's interest in (i) the Company,
(ii) Crown Books Corporation, a Delaware corporation, (iii) Total Beverage Corp., a Delaware corporation and (iv) certain real estate assets.

     Pursuant to the Merger Agreement, the parties thereto agreed that Messrs. Stokely and Belknap would constitute the entire Board of Directors of Dart as of the Effective Time. Following the commencement of the Offer but prior to the Effective Time, the parties further agreed that Mr. Stone would also serve as a Director of Dart.

     At the direction of Richfood, the Company Board intends to increase its size to nine members, which will comprise the four current directors and five members recommended by Richfood (the "Richfood Designees"), three of whom, John
E. Stokely, John C. Belknap and Alec C. Covington, have already been elected as directors of the Company.

     Set forth below is certain information with respect to the Richfood
Designees:

                                          PRINCIPAL OCCUPATION OR EMPLOYMENT
                 NAME                           DURING LAST FIVE YEARS          AGE
                 ----                     ----------------------------------    ---
John E. Stokely.......................  President and Chief Executive Officer   45
                                        of Richfood (since 1996); former
                                        President and Chief Operating Officer
                                        (1995-1996), Executive Vice President
                                        Finance and Administration (1993-1995)
                                        and Senior Vice President -- Finance
                                        and Chief Financial Officer
                                        (1991-1993) of Richfood.

                                          PRINCIPAL OCCUPATION OR EMPLOYMENT
                 NAME                           DURING LAST FIVE YEARS          AGE
                 ----                     ----------------------------------    ---
John C. Belknap.......................  Executive Vice President and Chief      51
                                        Financial Officer of Richfood (since
                                        1997); Executive Vice President and
                                        Chief Financial Officer, officemax,
                                        Inc. (1995-1997); Executive Vice
                                        President and Chief Financial Officer,
                                        Zale Corporation (1994-1995);
                                        independent financial consultant
                                        (1990-1994).
John D. Ryder.........................  President and Chief Operating Officer   50
                                        of Richfood METRO/BASICS Retail
                                        Division (since 1995); President and
                                        Chief Operating Officer retail
                                        division of Super Rite Foods, Inc.
                                        (1990-1995).
Alec C. Covington.....................  President-Wholesale Operations of       41
                                        Richfood (since November 1997);
                                        Executive Vice President and Chief
                                        Operating Officer -- Wholesale
                                        Operations of Richfood (April
                                        1997-November 1997); President and
                                        Chief Operating Officer, Richfood,
                                        Inc. (1996); Executive Vice President
                                        and Chief Operating Officer, Richfood
                                        Inc. (1995-1996); President and Chief
                                        Operating Officer, Houschens
                                        Industries, Inc. (1993-1995);
                                        President, Quincy Florida division of
                                        SuperValu Inc. and President,
                                        Greenville, Kentucky division of
                                        Wetterau, Inc. (1990-1993).
David W. Hoover.......................  Vice President -- Finance of Richfood   34
                                        (since 1993); Director -- Planning and
                                        Analysis, Richfood (1990-1993).

     Richfood has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Richfood may choose additional or other Richfood Designees, subject to the requirements of Rule 14f-1.

     There are no material legal proceedings to which any of the Richfood Designees, or any associate of any such Richfood Designee, is a party adverse to the Company or any of its subsidiaries. None of the Richfood Designees, or any associate of any such Richfood Designee, has any material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors and executive officers of the Company as of May 20, 1998, other than Messrs. Stokely, Belknap and Covington, who are described above.

RICHARD B. STONE
Chairman of the Board of Directors and Chief Executive Officer
Director since 1997
Age 69

     RICHARD B. STONE was appointed Chairman of the Board and Chief Executive Officer in February 1998. He served as Acting Chief Executive Officer from October 1997 to February 1998. He is also chairman of Dart and certain of its affiliates, including Crown Books Corporation ("Crown Books") and Shoppers Food Warehouse Corp. ("Shoppers"). From December 1995 to February 17, 1998, Mr. Stone was the Voting Trustee of a trust that held all of the voting stock of Dart. From 1992 to 1994, Mr. Stone was a director of International Service System. He served as United States Ambassador to Denmark from 1991 to December 1993, and he is currently a member of the Council of American Ambassadors. He was Chief Operating Officer of Capital Bank, N.A. from 1989 to 1991, and was Vice Chairman of the Board of Directors of Capital Bank, N.A. from 1985 to 1991. Senator Stone served as President Reagan's Special Envoy for Central American Affairs and Ambassador-at-Large from 1983 to 1984. He was a United States Senator from 1975 to 1981, representing the State of Florida.

HARRY M. LINOWES
Director since 1997
Age 70

     HARRY M. LINOWES has been a Director of the Company and its subsidiaries since October 21, 1997. Mr. Linowes is a consultant. Prior to his retirement, Mr. Linowes served as a Senior Partner of BDO Seidman, L.L.P. Accountants and Consultants ("BDO Seidman") from 1992 to 1996, and a Managing Partner from 1986 to 1992. In 1986, Mr. Linowes, then the Managing Partner of the Washington, D.C. office of Leopold & Linowes, oversaw the merger of that firm with BDO Seidman. Mr. Linowes has served as President of the Greater Washington Society of Certified Public Accountants, as President of the Washington, D.C. Estate Planning Counsel, and as Chairman of the Executive Committee of CPA Associates (an international association of CPA firms). He has been active in leadership roles in many civic organizations.

HOWARD M. METZENBAUM
Director since 1997
Age 80

     HOWARD M. METZENBAUM has been a Director of the Company and its subsidiaries since October 21, 1997. He currently serves on the Board of the Public Citizen and National Peace Garden and serves as Chairman of the Board of the Consumer Federation of America. He served also as a United States Senator for the State of Ohio between 1977 and 1995, and from January 1974 to December 1974. Senator Metzenbaum was a practicing attorney prior to joining the United States Senate. He was head of the firm Metzenbaum, Gaines, Schwartz, Arupansky, Finley and Stern. Senator Metzenbaum was chairman of the Board of COMCORP from 1969 to 1974. Prior to 1974, he served as Chairman of the Board of ITT Consumer Services Corp. ("ITT") and as a director of Capital National Bank of Cleveland and Society National Bank of Cleveland for several years. From 1958 to 1966, he served as Chairman of the Board of the Airport Parking Company of America, which later merged with ITT.

R. KEITH GREEN
President and Director
Age 47

     R. KEITH GREEN has been President of the Company since 1990 and a Director of the Company since 1991. From 1987 to 1990, Mr. Green was President and Chief Executive Officer of Whitlock Corporation. Prior to 1987, he served as Vice President of Stores of Auto Zone.

DAVID B. MACGLASHAN
Senior Vice President and Chief Financial Officer
Age 54

     DAVID B. MACGLASHAN has been Senior Vice President and Chief Financial Officer of the Company since December 1995. From 1991 to 1995, he was Principal Accounting Officer of the Company. From 1987 to 1991, Mr. MacGlashan was Vice President of Finance and Chief Financial Officer of WSR, Inc. (formerly Whitlock Corporation). Prior to 1987, he served as Chief Financial Officer of I.B. Diffusion Ltd.

ROBERT E. BRANN
Executive Vice President
Age 46

     ROBERT E. BRANN has been Executive Vice President of the Company since 1990. From 1989 to 1990, Mr. Brann was Vice President of Merchandising of the Company. Prior to 1989, he served as Vice President of Merchandising and later Vice President of Store Operations and Administration of Franks Nursery and Crafts.

ROBERT H. THOMAS
Senior Vice President of Operations
Age 48

     ROBERT H. THOMAS was appointed Senior Vice President of Operations in June 1997. Mr. Thomas has held various positions with the Company's store operations. He joined the Company in May 1984 as a District Manager.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires directors and executive officers, and persons who beneficially own more than ten percent of the issued and outstanding Shares to file reports of ownership of the Company's securities and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent beneficial stockholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based solely upon its review of such forms received by it, the Company believes that each of its directors, executive officers and greater than ten percent beneficial stockholders complied with all
Section 16(a) filing requirements applicable to them during the fiscal year ended January 31, 1998, except that a Form 3 for each of Richard Stone, Howard Metzenbaum and Harry Linowes was not timely filed.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information concerning all stockholders known by the Company to be beneficial owners of five percent or more of the Common Stock as of May 20, 1998.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL     PERCENT OF
                      NAME AND ADDRESS                        OWNERSHIP(1)      CLASS
                      ----------------                        ------------    ----------
Richfood Holdings, Inc......................................   3,962,245        67.05%
4860 Cox Road
Suite 300
Glen Allen, VA 23060
Heartland Advisors, Inc.(2).................................     960,650        16.26%
790 N. Milwaukee Street
Milwaukee, WI 53203

---------------
(1) Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if such owner, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2) Based on holdings reported by Heartland Advisors, Inc. ("Heartland") on
     Schedule 13G/A, filed with the SEC on February 13, 1998. Heartland is a registered investment advisor under the Investment Advisors Act of 1940. In its Schedule 13G/A, Heartland has reported that it has sole voting power over 822,350 shares and sole investment power over 960,650 shares.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of May 20, 1998 regarding the ownership of the Common Stock by the following persons: (a) each of the Company's current directors and Richfood Designees, (b) each of the executive officers named in the Summary Compensation Table and (c) all directors and executive officers as a group.

                                                                                APPROXIMATE
                                                     TITLE OF      NO. OF       PERCENTAGE
                      NAME                            CLASS        SHARES        OF CLASS
                      ----                           --------      ------       -----------
Richard B. Stone.................................  None
  None Chief Executive Officer
  Chairman
R. Keith Green...................................  Common Stock    38,333(1)          *
  President
Howard M. Metzenbaum.............................  None
  Director
Harry M. Linowes.................................  None
  Director
Robert E. Brann..................................  Common Stock     8,899(2)          *
  Executive Vice President
David B. MacGlashan..............................  Common Stock     8,899(2)          *
  Senior Vice President,
  Chief Financial Officer
Robert H. Thomas.................................  Common Stock     2,916(3)          *
  Senior Vice President,
  Operations
Herbert H. Haft (4)..............................  None
  Former Chief Executive
  Officer
Dennis N. Weiss (5)..............................  Common Stock     2,917(6)          *
  Former Executive VP,
  Real Estate
John E. Stokely..................................  None
  Richfood Designee
John C. Belknap..................................  None
  Richfood Designee
Alec C. Covington................................  None
  Richfood Designee
David W. Hoover..................................  None
  Richfood Designee
John D. Ryder....................................  None
  Richfood Designee
All directors and executive officers as a group
  (14 persons)...................................  Common Stock    61,964(6)       1.0%

---------------

 * Less than one percent.
(1) Exercisable options for 33,333 shares.
(2) Exercisable options for 8,899 shares.
(3) Exercisable options for 2,916 shares.
(4) Herbert H. Haft was Chief Executive Officer of the Company until December 1997.

(5) Dennis N. Weiss was Executive Vice President, Real Estate of the Company until September, 1997.
(6) Exercisable options for 2,917 shares.
(7) Exercisable options for 56,964 shares.

                          POTENTIAL CHANGE IN CONTROL

     The new credit facilities with First Union provide that, in the event Richfood's senior debt rating is downgraded below investment grade before the term loan is repaid, then, at the lenders' request, Richfood will grant to the lenders a perfected first priority security interest in, among other things, the Common Stock owned by Dart. In the event any such pledge is required and, thereafter, an event of default occurs and is continuing under the credit facilities, the lenders could have the ability to cause a further change in control of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Dart provides the Company with certain general and administrative services. Dart charged the Company approximately $1,873,000 for such services during the year ended January 31, 1998. In addition, the Company provides similar services to Dart and its other subsidiaries. The Company charged Dart and its subsidiaries approximately $768,000 for such services during the year ended January 31, 1998. In management's opinion, the intercompany charges for these services were equal to the costs incurred by Dart or the Company to provide these functions. It is not practicable for the Company to estimate the cost it would have incurred for these services if it had operated as an unaffiliated entity. In addition, Dart charges the Company, on a monthly basis, for actual expenses that relate directly to the Company's operations. Substantially all such charges are supported by invoices from unrelated parties designating the Company as recipient of the related goods and services or were for matters related to Dart and all of its affiliated companies (including the Company) and were allocated on a judgmental basis by management. These direct charges were $4,121,000 in the year ended January 31, 1998.

     The Company leased a 176,000 square foot warehouse located in Bridgeview, Illinois from a private partnership in which Haft family members own all of the partnership interests. As a result of the various settlements with members of the Haft family (the "Settlements"), the Company's lease is now with a subsidiary of Dart. For a description of the Settlements, see Item 3 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998. The lease is for thirty years and six months, provides for rental payments increasing approximately 15% every five years over the term of the lease and commenced in 1984. The current annual rental is $754,000. The lease also requires the Company to pay for maintenance, utilities, insurance and real estate taxes on the warehouse.

     The Company subleases from Dart 210,000 square feet of a warehouse and office facility, located in Landover, Maryland, which it shares with Dart and Crown Books. The sublease is for 30 years and six months, provides for rental payments increasing approximately 15% every five years over the term of the sublease and commenced in 1985. The current annual rental is $1,647,000. The sublease also requires the additional payment of maintenance, utilities, insurance and real estate taxes allocable to the space subleased. Dart originally leased the entire 271,000 square foot warehouse and office facility from a private partnership in which Haft family members owned all of the partnership interests. As a result of the Settlements, a Dart subsidiary now owns the warehouse and office facility. The Company's sublease is on the same terms as Dart's lease with the Haft family partnership.

     The Company has an arrangement with Dart to sublease space in a warehouse facility adjacent to the above warehouse and office facility. Dart originally leased this property from a partnership in which Haft family members owned all the partnership interests until the Settlements. Dart now owns the property. The rental is variable dependent on square footage used. In fiscal 1998, the rental was $177,000. The arrangement also requires the Company to pay a prorated share of utilities, real estate taxes and maintenance.

     The Company leases a 317,000 square foot warehouse located in Ontario, California from a private partnership in which Haft family members own all of the partnership interests. The lease is for 20 years and provides for increasing rental payments, based upon the Consumer Price Index for the Los Angeles area, over the term of the lease. The lease commenced in 1989. The current annual rental is $1,516,000. The lease also requires the Company to pay for maintenance, utilities, insurance and real estate taxes on the warehouse.

     Pursuant to the Settlements, Ronald S. Haft agreed to transfer the real estate and partnership interests controlled by him in the Ontario, California office and warehouse facility to Dart (or its subsidiaries). These transfers are subject to certain contingencies, including bankruptcy court approval, mortgagee approval and challenges brought by Herbert H. Haft concerning the extent of Ronald S. Haft's ownership interest in the property. As a result of the Settlements, the remaining contingencies relate to agreements with the mortgagee and bankruptcy reorganization plans.

     Of the Company's 181 stores as of January 31, 1998, 22 stores were held under lease agreements from entities in which members of the Haft family own substantially all the beneficial interests. Two stores were subleased from Crown Books and one store is subleased from Shoppers. These 25 store lease agreements provide for various termination dates from 1998 to 2024 (assuming option periods are exercised) and require future minimum rentals aggregating $42,293,000 at January 31, 1998. These lease agreements also require payment of a percentage of sales in excess of a stated minimum. During the year ended January 31, 1998, the fees and rentals paid by the Company under these agreements were $2,279,000.

     The total annual fees and rent paid to Haft-owned entities for stores, warehouse and office space was $5,999,000 during fiscal 1998.

            THE BOARD OF DIRECTORS, ITS COMMITTEES AND COMPENSATION

     The Company Board held twelve meetings and took action by written consent on one occasion during the year ended January 31, 1998. The Company Board has an Audit Committee and a Compensation Committee. The Company does not have a standing committee on nomination. In 1994, the Company Board established an Executive Committee. All Directors attended at least seventy-five percent of the meetings of the Company Board and the committees on which such Directors served during fiscal 1998.

     The Audit Committee currently consists of Howard M. Metzenbaum and Harry M. Linowes, who both joined the Audit Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time). Richard Stone was a member of the Audit Committee from October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time) until he became Chief Executive Officer, on February 17, 1998. The Audit Committee held three meetings during fiscal 1998, one of which occurred after Sen. Metzenbaum and Mr. Linowes joined the Audit Committee. The Audit Committee reviews potential conflicts of interest, reviews the results of the annual audit with the Company's independent auditors and the adequacy of the Company's internal accounting controls and practices, and recommends to the Company Board the independent auditors to be retained by the Company.

     The Compensation Committee currently consists of Howard M. Metzenbaum and Harry M. Linowes, who both joined the Compensation Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time). The members of the Compensation Committee met informally from time to time during the last fiscal year, but no formal meetings were held in fiscal 1998 and no action was taken by written consent. The Company's Chief Executive Officer is to consult with the Compensation Committee prior to exercising such officer's authority to fix the compensation of the Company's officers. The Compensation Committee also advises the Company Board as to the compensation of the Chief Executive Officer.

     In 1994, the Board of Directors created the Executive Committee to conduct the affairs of the Company with respect to matters that were the subject of disputes involving the company and members of the Haft family, the former controlling shareholders of Dart. Sen. Metzenbaum and Mr. Linowes joined the Executive Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time).

     On June 1, 1998, the Board of Directors established an Independent Committee, composed of Howard M. Metzenbaum and Harry M. Linowes, which was charged with responsibility for evaluating proposals to maximize shareholder value for the Company's shareholders.

     Compensation. Each director is compensated by the Company at the rate of $15,000 per year and each outside director is compensated an additional $1,000 per meeting physically attended. When board meetings are held for affiliates of the Company on the same day as a Company Board meeting, common directors are entitled to a single $1,000 payment, allocated among each such affiliate. Those directors who are members of the Company's audit committee receive an annual fee of $5,000. Directors who are also members of the audit committee of certain affiliates of the Company are entitled to a single fee of $5,000, attributable pro rata to each such company.

     Members of the Independent Committee are compensated at a rate of $275 per hour plus reimbursement of expenses. In addition, upon consummation of a transaction that results in a change of control of the Company, members of the Independent Committee will be entitled to a $25,000 bonus payment. Members of the Executive Committee are compensated at a rate of $275 per hour plus reimbursement of expenses. During fiscal 1998, the compensation paid by Dart and its subsidiaries, including the Company, to members of the respective Executive Committees for their services totaled $1,137,000, of which $379,000 was paid by the Company. Of the total amount paid by the Company, the members of the current Executive Committee received a total of approximately $30,000 in the last fiscal year, with former members receiving the remaining $349,000.

     Trak Auto Corporation 1993 Stock Option Plan. The Trak Auto Corporation 1993 Stock Option Plan specifies that 1,500 Non-Qualified Stock Options shall be granted during each calendar year to each non-employee director. Such options are effective as of July 31 of each year and expire five years from the date of grant.

     Deferred Compensation Plan. The Company adopted the 1988 Trak Auto Corporation Deferred Compensation Plan for Directors, effective January 1, 1988 (the "Compensation Plan"). The Compensation Plan permits the Company's directors to defer the payment of all or a specified part of future compensation payable for services as director, including fees for serving on or attending meetings of committees of the Company Board. Each director may elect, on or before January 31 of any year, to defer payment of compensation that is payable on or after the February 1st following such election, for services to be performed during the twelve-month period commencing on such February 1 and ending on January 31 of the following calendar year (the "Plan Year"). After such an election, all subsequent compensation will be deferred until the director notifies the Company, prior to the commencement of any Plan Year, that compensation for future Plan Years is to be paid on a current basis.

     Deferred compensation will not be paid to a director as earned, but will be held in the Company's general funds and credited to a bookkeeping account maintained by the Company in the name of the director. Each participating director is treated as a creditor of the Company with respect to such funds. Deferred compensation will be paid to directors in a lump sum on the February 15th of the Plan Year after retirement, unless the director elects, at the time he exercises the deferral option, to be paid in up to ten annual installments.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company and its subsidiaries for the three years ended January 31, 1998 to (i) the Chief Executive Officer of the Company, (ii) the other four most highly paid executive officers of the Company and (iii) the former Chief Executive Officer of the Company (collectively, the "Named Executive Officers").

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                  ANNUAL COMPENSATION                   AWARDS
                                           ----------------------------------   ----------------------
                                                                   OTHER        RESTRICTED  SECURITIES
            NAME AND              FISCAL                          ANNUAL          STOCK     UNDERLYING      ALL OTHER
       PRINCIPLE POSITION          YEAR     SALARY    BONUS   COMPENSATION(1)     AWARDS     OPTIONS     COMPENSATION(2)
       ------------------         ------    ------    -----   ---------------   ----------  ----------   ---------------
Richard B. Stone................  1998         None   --          $ 3,750(3)        --            --             --
  Chief Executive Officer(3)
R. K. Green.....................  1998     $340,200   --          $20,000(4)        --        20,000         $3,000
  President                        1997    $340,200   --          $20,000(4)        --        20,000         $3,000
                                   1996    $310,200   --          $20,000(4)        --        25,000         $3,000
Robert E. Brann.................  1998     $263,500   --               --           --        12,500         $3,000
  Executive Vice President         1997    $259,800   --               --           --         7,500         $3,000
                                   1996    $247,800   --               --           --         7,000         $3,000
David B. MacGlashan.............  1998     $224,400   --               --           --        12,500         $3,000
  Senior VP, Chief                 1997    $219,800   --               --           --         7,500         $3,000
    Financial Officer              1996    $207,800   --               --           --         7,000         $3,000
Robert H. Thomas................  1998     $149,100   --               --           --         9,000         $3,000
  Senior VP, Operations            1997    $131,700   --               --           --         2,500         $3,000
                                   1996    $120,500   --               --           --         1,750         $3,000
Herbert H. Haft.................  1998     $250,000   --          $15,000(5)        --            --         $3,000
  Former Chief Executive           1997    $250,000   --          $15,000(5)        --            --         $3,000
    Officer                        1996    $250,000   --          $15,000(5)        --            --         $3,000
Dennis N. Weiss.................  1998     $194,800   --               --           --         2,500         $3,000
  Former Executive VP,             1997    $110,200   --               --           --         2,500         $3,000
    Real Estate                    1996    $110,000   --               --           --         2,500         $1,000

---------------
(1) Excludes perquisites and other personal benefits, unless the aggregate amount of such compensation is at least $10,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.
(2) Includes approximate allocation to the accounts of the Named Executive Officers pursuant to the 401(k) retirement and/or profit-sharing plans of the Company.
(3) Richard B. Stone was appointed Chief Executive Officer in October 1997. He received board fees of $3,750 in fiscal 1998 and was not otherwise compensated by the Company.
(4) Includes fees received as a director of the Company ($15,000) and health, life and disability insurance ($5,000).
(5) Includes fees received as a director of the Company.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information with respect to grants of options for shares of common stock of the Company to the Named Executive Officers during fiscal 1998, and the exercise price, expiration date and estimates of the potential realizable values of such options.

                                                                                    POTENTIAL
                                                                                  RELIABLE VALUE
                                         INDIVIDUAL GRANTS                          AT ASSUMED
                       ------------------------------------------------------    ANNUAL RATES OF
                       NUMBER OF      % OF TOTAL                                   STOCK PRICE
                       SECURITIES      OPTIONS                                   APPRECIATION FOR
                       UNDERLYING      GRANTED                                    OPTION TERM(2)
                        OPTIONS      TO EMPLOYEES    EXERCISE OR   EXPIRATION   ------------------
        NAME           GRANTED(1)   IN FISCAL YEAR   BASE PRICE       DATE        5%        10%
        ----           ----------   --------------   -----------   ----------   -------   --------
Richard B. Stone.....      None
R. Keith Green.......    20,000         10.3%          $13.00       7/31/02     $71,800   $158,700
Robert E. Brann......    12,000          6.2%          $13.00       7/31/02     $43,100   $ 95,200
David B. MacGlashan..    12,000          6.2%          $13.00       7/31/02     $43,100   $ 95,200
Robert H. Thomas.....     9,000          4.3%          $13.00       7/31/02     $32,300   $ 71,400
Herbert H. Haft......      None
Dennis N. Weiss......     2,500          1.3%          $13.00       7/31/02     $ 9,000   $ 19,800

---------------

(1) Options become exercisable over time. One-third become exercisable one year from the date of grant, an additional one-third become exercisable two years from the date of grant and the last third become exercisable three years from the date of grant. Options expire five years from the date of grant. Options are granted at market price on the date of grant. All options granted to executive officers are incentive stock options ("ISO's") under the Internal Revenue Code of 1986, as amended (subject to statutory limitations). ISO's entitle the option holder to special tax treatment provided that the option holder satisfies certain holding periods with respect to shares acquired on the exercise of options. In general, if the holding periods are satisfied, the option holder will incur no taxable income by reason of exercise of the option, and the Company will not receive an income tax deduction by reason of the exercise. The option holder will recognize gain or loss upon a subsequent sale of the common stock, based on the difference between the amount for which the stock is sold, and the option price paid.

(2) Potential realizable value is based on an assumption that the price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the five year option term. These numbers are calculated based on the rules and regulations promulgated by the SEC and do not reflect the Company's estimate of future stock price growth.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     For each of the Named Executive Officers, the following table provides information regarding the exercise of options during fiscal 1998 and the number and value of unexercised options held as of January 31, 1998.

                                                                            NUMBER OF
                                                                           SECURITIES         VALUE OF
                                                                           UNDERLYING        UNEXERCISED
                                                                           UNEXERCISED      IN-THE-MONEY
                                                                           OPTIONS AT        OPTIONS AT
                                                                           FISCAL YEAR       FISCAL YEAR
                                                                               END               END
                                                                         ---------------   ---------------
                                            SHARES ACQUIRED    VALUE      EXERCISABLE/      EXERCISABLE/
                   NAME                       ON EXERCISE     REALIZED    UNEXERCISABLE     UNEXERCISABLE
                   ----                     ---------------   --------    -------------     -------------
Richard B. Stone..........................       None           --           --/--             --/--
R. Keith Green............................       None           --        33,333/38,334        --/--
Robert E. Brann...........................       None           --         8,899/18,668        --/--
David B. MacGlashan.......................       None           --         8,899/18,668        --/--
Robert H. Thomas..........................       None           --         2,916/11,251        --/--
Herbert H. Haft...........................       None           --           --/--             --/--
Dennis N. Weiss...........................       None           --         2,917/ 5,001        --/--

EMPLOYMENT AGREEMENTS

     In January 1995, the Company entered into an employment agreement with each of Messrs. Green, Brann and MacGlashan. Mr. Green's agreement was for an original term of two years, from February 1, 1995 to January 31, 1997, and was automatically extended pursuant to its terms for an additional two years at the end of the original term, unless Mr. Green is terminated pursuant to the agreement prior to such time. The other agreements were for an original term of one year, from February 1, 1995 to January 31, 1996, and were automatically extended for an additional one year at the end of the original term, unless the individual is terminated pursuant to the agreement prior to such time.

     The agreements provide for the following rates of annual compensation: Mr. Green, $300,000; Mr. Brann, $240,000; Mr. MacGlashan, $200,000 plus an automobile allowance. Annual compensation is subject to annual increases, as recommended to the Board by the Compensation Committee, following review and performance appraisal by the Compensation Committee and approval by the Company Board.

     Mr. Green is eligible for an annual bonus pursuant to a bonus agreement based on performance. The bonus base is $75,000 if the Company meets budget, is increased by a percentage of the Company's net income that exceeds budget and is decreased by a percentage of net income that is below budget.

     On June 2, 1997, the Company entered into an employment agreement with Robert H. Thomas. Mr. Thomas' agreement is for an original term of one year and is automatically extended for an additional one year, unless Mr. Thomas is terminated pursuant to the agreement prior to such time. The agreement provides for an annual base salary of $150,000 per year, an automobile allowance of $650 per month and bonus and salary increases based on performance and review by the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently is comprised of the Company's outside, nonemployee Directors (Howard M. Metzenbaum and Harry M. Linowes). No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

     This report describes the Company's compensation policies applicable to its executive officers during the fiscal year ended January 31, 1998. During fiscal 1998, executive compensation policies were formulated by the Compensation Committee. An Executive Compensation Program was developed in fiscal 1996 and was implemented in fiscal 1997. This program shifts the former "base pay" emphasis to one that is more closely tied to company performance.

     The key elements of the Company's executive compensation program consist of base salaries that are determined based upon (a) concerns of competitive pay and performance, (b) cash bonus awards that are driven solely on performance and (c) ownership of stock options to align the interests of management with those of stockholders. These elements are described in more detail below.

     Executive compensation during fiscal 1998 consisted principally of salary. For executive officers other than the Chief Executive Officer, annual salary is determined by the person to whom such officer reports (in the case of officers other than the President, in consultation with the Chief Executive Officer), based on the officer's previous year's salary and his superior's subjective assessment of the responsibilities of the position held, the competitive market for retail executives with comparable levels of responsibility, the executive's performance on the job and other factors that the superior deems relevant or appropriate.

     The Company's President is eligible to receive a bonus based on the Company's operating results as compared to budget for the fiscal year. No bonuses were awarded to the President or any other executive officer in fiscal 1998.

     The Compensation Committee believes that annual awards of stock options are an effective means of aligning an executive's compensation with the interests of shareholders, since the value of such options are tied directly to increases in the market value of the Common Stock. The exercise price for such options granted is the market value of the Common Stock on the date of grant. Options become exercisable over time. One-third become exercisable one year from the date of grant, an additional one-third become exercisable two years from the date of grant and the last third become exercisable three years from the date of grant. There is no set number of options that can be awarded in any year or any formula for allocating options among the officers. The amount of options awarded to each executive officer is based on the Compensation Committee's subjective evaluation of the relative contributions of the executives to the Company.

     Prior to Sen. Metzenbaum and Mr. Linowes joining the Compensation Committee, the Company granted stock options to certain executive officers during fiscal 1998 based upon performance during fiscal 1997.

FISCAL 1997 COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

     Richard B. Stone, the current Chief Executive Officer, does not receive compensation from the Company other than director's fees, which were $3,750 in fiscal 1998.

     Herbert H. Haft, the former Chief Executive Officer, received $250,000 in salary from the Company in fiscal 1998. Mr. Haft's salary was not reviewed by the Compensation Committee during the past fiscal year. From 1986 until his resignation from the Company (in connection with his settlement with Dart and its affiliates, including the Company), Mr. Haft was paid $250,000 each year regardless of his performance and the performance of the Company.

LIMIT ON DEDUCTIBILITY OF CERTAIN COMPENSATION

     It is the responsibility of the Company Board to address the issues raised by a change in the federal income tax laws that has made certain non-performance based compensation to executive officers of public companies in excess of $1 million non-deductible to such companies. In this regard, the Company Board must determine whether any actions with respect to this new limit should be taken by the Company. At this time, it is not anticipated that any executive officer of the Company will receive any such compensation in fiscal 1999. Therefore, the Company Board has not taken any action to comply with the $1 million limitation. The Company Board will continue to monitor this situation and will take appropriate action if it is warranted in the future.

                                          Compensation Committee

                                          Howard M. Metzenbaum
                                          Harry M. Linowes

                         STOCK PRICE PERFORMANCE GRAPH

     The following graph compares cumulative total returns (assuming reinvestment of dividends) on the Common Stock, the S&P Composite-500 Stock Index and a peer company index (the S&P Retail Store Specialty Index) for the five-year period ending January 31, 1998. This stock price performance graph assumes that the value of the investment in the Common Stock and each index was $100 on January 31, 1993. Through January 31, 1998, no dividends were paid on the Common Stock. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                      FOR THE YEAR ENDED JANUARY 31, 1998

               MEASUREMENT PERIOD                    TRAK AUTO         STANDARD &       RETAIL STORE
             (FISCAL YEAR COVERED)                  CORPORATION       POOR'S INDEX       COMPOSITE
1993                                                       100.000           100.000           100.000
1994                                                        66.892           112.990            99.685
1995                                                        93.243           119.926            96.636
1996                                                        81.081           166.241            90.035
1997                                                        76.351           210.120           102.727
1998                                                        58.108           223.196           138.705